East Bay Permanent Real Estate Cooperative, Inc.

1428 Franklin St

Oakland, CA, 94612

September 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention: Catherine De Lorenzo

Re:	East Bay Permanent Real Estate Cooperative, Inc.
Offering Statement on Form 1-A
File No. 024-12315

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, East Bay Permanent Real Estate Cooperative, Inc., a California cooperative corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File. No. 024-12315), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2023, and most recently amended on July 31, 2025.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue the offering at this time due to market conditions. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Should you have any questions or require any additional information with respect to this filing, please me at (650) 743-6974 or the Company’s legal counsel, Brett Heeger at (213) 542-2122.

Very truly yours,

/s/ Ojan Mobedshahi
Ojan Mobedshahi
Principal Financial Officer

cc:	Brett Heeger, Esq.
Gundzik Gundzik Heeger LLP

1428 Franklin Street, Oakland, CA 94612 | 650-743-6974 | info@ebprec.org